Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166442

Prospectus Supplement No. 1

(To Prospectus dated July 1, 2010)

7,296,204 Shares

FLOTEK INDUSTRIES, INC.

Common Stock

This prospectus supplement No. 1 supplements the prospectus, dated July 1, 2010, of Flotek Industries, Inc. relating to the resale by the selling stockholders of up to 7,296,204 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

See “Risk Factors” beginning on page 3 of the prospectus for risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

The information in the table appearing under the caption “Selling Stockholders” contained in the prospectus is supplemented by amending the holdings of the following selling stockholders with information set forth below and adding new selling stockholders. Specifically, the amendments in the table below reflect the private sale by (i) the Northwestern Mutual Life Insurance Company to ECF Value Fund, L.P. of certain exercisable warrants to purchase 143,850 shares of our common stock and certain contingent warrants to purchase 463,900 shares of our common stock; (ii) the Northwestern Mutual Life Insurance Company to ECF Value Fund II, L.P. of certain exercisable warrants to purchase 105,400 shares of our common stock and certain contingent warrants to purchase 340,000 shares of our common stock; and (iii) the Northwestern Mutual Life Insurance Company to ECF Value Fund International, Ltd. of certain exercisable warrants to purchase 53,000 shares of our common stock and certain contingent warrants to purchase 171,100 shares of our common stock.

The percentage ownership data is based on 36,061,830 shares of our common stock issued and outstanding as of December 16, 2010.

	Shares Beneficially Owned Before the Offering		Shares That May be Offered Hereby	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
The Northwestern Mutual Life Insurance Company (1)	—	—	—	—	—
ECF Value Fund, L.P. (2)	3,321,835	8.8%	463,900	3,321,835	8.8%
ECF Value Fund II, L.P. (3)	3,321,835	8.8%	340,000	3,321,835	8.8%
ECF Value Fund International, Ltd. (4)	3,321,835	8.8%	171,100	3,321,835	8.8%

(1)

The address of The Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee Wisconsin 53202. Northwestern Investment Management Company, LLC, a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company, is an investment advisor to The Northwestern Mutual Life

Insurance Company. Jerome R. Baier is a portfolio manager for Northwestern Investment Management Company, LLC and manages the portfolio that holds securities and may be deemed to be an indirect beneficial owner with shared voting and investment power over such securities.

(2)	The address of ECF Value Fund, L.P. is c/o Gates Capital Management, 1177 Avenue of Americas, 32nd Floor, New York, New York 10036. Gates Capital Management, Inc., which is controlled by Jeffrey L. Gates, is the general partner of Gates Capital Partners, L.P., which is the general partner of ECF Value Fund, L.P., and Jeffrey L. Gates exercises voting and dispositive power over the securities held by ECF Value Fund, L.P. ECF Value Fund, L.P. directly owns (i) 817,178 shares of common stock, (ii) 351,779 shares of common stock issuable upon conversion of our 5.25% Convertible Senior Secured Notes due 2028, and (iii) 436,658 shares of common stock issuable upon conversion of our 5.25% Convertible Senior Notes due 2028. In addition, it may be deemed to be the beneficial owner of 3,321,835 shares of our common stock pursuant to the rules and regulations of the SEC. Shares beneficially owned do not include shares issuable upon exercise of the warrants that are not issuable within 60 days hereof as a result of provisions in the governing instruments of such warrants limiting the exercise thereof if such exercise would cause the holder to beneficially own more than 4.99% of our common stock.
(3)	The address of ECF Value Fund II, L.P. is c/o Gates Capital Management, 1177 Avenue of Americas, 32nd Floor, New York, New York 10036. Gates Capital Management, Inc., which is controlled by Jeffrey L. Gates, is the general partner of Gates Capital Partners, L.P., which is the general partner of ECF Value Fund II, L.P., and Jeffrey L. Gates exercises voting and dispositive power over the securities held by ECF Value Fund II, L.P. ECF Value Fund II, L.P. directly owns (i) 595,313 shares of common stock, (ii) 222,021 shares of common stock issuable upon conversion of our 5.25% Convertible Senior Secured Notes due 2028, and (iii) 318,153 shares of common stock issuable upon conversion of our 5.25% Convertible Senior Notes due 2028. In addition, it may be deemed to be the beneficial owner of 3,321,835 shares of our common stock pursuant to the rules and regulations of the SEC. Shares beneficially owned do not include shares issuable upon exercise of the warrants that are not issuable within 60 days hereof as a result of provisions in the governing instruments of such warrants limiting the exercise thereof if such exercise would cause the holder to beneficially own more than 4.99% of our common stock.
(4)	The address of ECF Value Fund International, Ltd. is c/o Gates Capital Management, 1177 Avenue of Americas, 32nd Floor, New York, New York 10036. Gates Capital Management, Inc., which is controlled by Jeffrey L. Gates, is the investment manager of ECF Value Fund International, Ltd., and Jeffrey L. Gates exercises voting and dispositive power over the securities held by ECF Value Fund International, Ltd. ECF Value Fund International, Ltd. directly owns (i) 301,218 shares of common stock, (ii) 118,549 shares of common stock issuable upon conversion of our 5.25% Convertible Senior Secured Notes due 2028, and (iii) 160,966 shares of common stock issuable upon conversion of our 5.25% Convertible Senior Notes due 2028. In addition, it may be deemed to be the beneficial owner of 3,321,835 shares of our common stock pursuant to the rules and regulations of the SEC. Shares beneficially owned do not include shares issuable upon exercise of the warrants that are not issuable within 60 days hereof as a result of provisions in the governing instruments of such warrants limiting the exercise thereof if such exercise would cause the holder to beneficially own more than 4.99% of our common stock.

The date of this prospectus supplement is December 17, 2010.